As filed with the Securities and Exchange Commission on July 5, 2017

REGISTRATION NO. 033-96668 and 811-09092

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 32	☒

AND/OR
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

AMENDMENT NO. 34	☒

(CHECK APPROPRIATE BOX OR BOXES)

FIRST EAGLE VARIABLE FUNDS
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

1345 AVENUE OF THE AMERICAS
NEW YORK, NY 10105
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 698-3300

SUZAN AFIFI

FIRST EAGLE VARIABLE FUNDS

1345 AVENUE OF THE AMERICAS

NEW YORK, NY 10105
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPY TO:
NATHAN J. GREENE, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NY 10022

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (File No.  33-96668) of First Eagle Variable Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 32 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibits (g)(1) and (h)(2) filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 32 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 32 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

FIRST EAGLE VARIABLE FUNDS
PART C

OTHER INFORMATION

Item 28. Exhibits

EXHIBIT
(a)	—	Amended and Restated Agreement and Declaration of Trust of the Registrant.(14)
(b)	—	Amended and Restated By-Laws of the Registrant.(14)
(c)	—	Not Applicable.
(d)	—	Investment Advisory Contract between the Registrant and First Eagle Investment Management, LLC (“FEIM”).(12)
(e)(1)	—	Distribution Agreement between the Registrant and FEF Distributors.(12)
(e)(2)	—	Form of 12b-1 Servicing Agreement Between SGCS and A Life Insurance Company.(1)
(f)	—	Not applicable.
(g)(1)	—	Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A. Filed herewith.
(g)(2)	—	Transfer Agency and Registrar Agreement between the Registrant and DST Systems, Inc.(11)
(h)(1)	—	Form of Participation Agreement among the Registrant, A Life Insurance Company and ASB Securities.(4)
(h)(2)	—	Fund Services Agreement between the Registrant and JPMorgan Chase Bank, N.A. Filed herewith.
(i)	—	Legal Opinion of Richards, Layton & Finger, P.A. dated April 15, 2010.(8)
(j)(1)	—	Consent of PricewaterhouseCoopers LLP.(14)
(j)(2)	—	Shearman & Sterling LLP Opinion with respect to Reorganization.(6)
(k)	—	Not applicable.
(l)	—	Investment Representation Letter of SGAM Corp.(1)
(m)	—	Rule 12b-1 Distribution Service Plan and Agreement between the Registrant and FEF Distributors.(12)
(n)	—	Not applicable.
(o)	—	Not applicable.
(p)	—	Code of Ethics.(13)
(q)	—	Power of Attorney. (9)

(1)	Previously filed as an Exhibit to the Registration Statement.
(2)	Incorporated herein by reference to Post-Effective Amendment No. 8 filed on or about April 13, 2001.
(3)	Reserved.
(4)	Incorporated herein by reference to Post-Effective Amendment No. 11 filed on or about April 15, 2004.
(5)	Incorporated herein by reference to Post-Effective Amendment No. 14 filed on or about April 13, 2006.
(6)	Incorporated herein by reference to Post-Effective Amendment No. 15 filed on or about April 13, 2007.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 17 filed on or about April 15, 2009.
(8)	Incorporated herein by reference to Post-Effective Amendment No. 18 filed on or about April 15, 2010.
(9)	Incorporated herein by reference to Post-Effective Amendment No. 20 filed on or about April 15, 2011.
(10)	Incorporated herein by reference to Post-Effective Amendment No. 26 filed on or about April 14, 2015.
(11)	Incorporated herein by reference to Post-Effective Amendment No. 73 to the First Eagle Funds Registration Statement filed on or about February 25, 2016.
(12)	Incorporated herein by reference to Post-Effective Amendment No. 27 filed on or about April 18, 2016.
(13)	Incorporated herein by reference to Post-Effective Amendment No. 84 to the First Eagle Funds Registration Statement filed on or about April 7, 2017.
(14)	Incorporated herein by reference to Post-Effective Amendment No. 30 filed on or about April 13, 2017.
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Item 29. Person Controlled or Under Common Control With Registrant

None.

Item 30. Indemnification

Article VII, Section 2 of the Registrant’s Declaration of Trust contains the following provision, generally providing for indemnification of Trustees, officers, employees and agents of the Registrant against judgments, fines, penalties, settlements and expenses to the fullest extent authorized, and in the manner permitted, by applicable federal and state law.

Indemnification and Limitation of Liability. A Trustee, when acting in such capacity, shall not be personally liable to any Person, other than the Trust or a Shareholder to the extent provided in this Article VII, for any act, omission or obligation of the Trust, of such Trustee or of any other Trustee. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Manager or Principal Underwriter of the Trust. The Trust (i) may indemnify an agent of the Trust or any Person who is serving or has served at the Trust’s request as an agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise and (ii) shall indemnify each Person who is, or has been, a Trustee, officer or employee of the Trust and any Person who is serving or has served at the Trust’s request as a director, officer, trustee, or employee of another organization in which the Trust has any interest as a shareholder, creditor or otherwise, in the case of (i) and (ii), to the fullest extent consistent with the 1940 Act and in the manner provided in the By-Laws; provided that such indemnification shall not be available to any of the foregoing Persons in connection with a claim, suit or other proceeding by any such Person against the Trust or a Series (or Class) thereof.

The Registrant also intends to maintain an investment company directors’ and officers’ errors and omissions insurance policy providing for additional protections for such persons in accord with industry practice.

Item 31. Business and Other Connections of Investment Adviser

First Eagle Investment Management, LLC is the Registrant’s investment adviser. Its primary office is located at 1345 Avenue of the Americas, New York, New York, 10105. In addition to the Registrant, First Eagle Investment Management, LLC acts as investment adviser to the First Eagle Funds, and to certain investment vehicles and accounts not subject to registration with the Securities and Exchange Commission.

First Eagle Investment Management, LLC is a subsidiary of First Eagle Holdings, Inc. (“First Eagle Holdings”), a privately-owned holding company organized under the laws of the State of New York, which has a substantial amount of assets under management in the form of individual accounts, and, through the Adviser, Fund accounts. In connection with another subsidiary, FEF Distributors, LLC, a registered broker-dealer, the principal underwriter to the Registrant, First Eagle Holdings is substantially involved in the distribution of mutual fund shares. The business and other connections of the Adviser’s directors and officers are as follows:

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Name	Position with the Adviser	Business and Other Connections

Michael M. Kellen	Director	Director, First Eagle Holdings, Inc.; Director, FEF Distributors, LLC; Managing Member, New Eagle Holdings Management Company, LLC

Mehdi Mahmud	President and Chief Executive Officer	President, First Eagle Funds and First Eagle Variable Funds; prior to March 2016, Chairman and Chief Executive Officer, Jennison Associates LLC; prior to 2012, Vice Chairman and Chief Operating Officer, Jennison Associates LLC

David O’Connor	General Counsel and Senior Vice President	General Counsel, First Eagle Holdings, Inc.; Secretary and General Counsel, FEF Distributors, LLC; prior to January 2017, Investment Management Consultant; prior to June 2015, Executive Vice President Strategic Investment Initiatives and General Counsel, Delaware Investments

Robert Bruno	Senior Vice President	President, FEF Distributors, LLC; Senior Vice President, First Eagle Funds and First Eagle Variable Funds

Lynn Perkins	Chief Financial Officer	Prior to February 2013, Managing Director and Global Chief Operating Officer, Credit Suisse Asset Management, Distribution

Albert Pisano	Chief Compliance Officer, Senior Vice President	Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; prior to June 30, 2014, Director and Chief Compliance Officer of Allianz Global Investors Fund Management LLC, and also served as Deputy Chief Compliance Officer for Allianz Global Investors U.S. LLC

Additional information regarding First Eagle Investment Management, LLC is provided in the body of this Registration Statement on Form N-1A under the heading “Investment Advisory and Other Services.”

Item 32. Principal Underwriters

(a)	FEF Distributors, LLC is the Registrant’s distributor (the “Distributor”). It also serves as principal underwriter for First Eagle Funds.

(b)	The positions and offices of the Distributor’s directors and officers who serve the Registrant are as follows:

Name and Business Address*	Position and Offices with Underwriter	Position and Offices with Registrant
Robert Bruno	President	Senior Vice President
David O’Connor	Secretary	None
Joseph Tropeano	Chief Compliance Officer	None
Suzan J. Afifi	Vice President	Secretary and Vice President
Michael Luzzatto	Vice President	Vice President

*	The address of each person named above is 1345 Avenue of the Americas, New York, New York 10105.
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(c) The Registrant has no principal underwriter which is not an affiliated person of the Registrant.

Item 33. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained at the offices of the Registrant, 1345 Avenue of the Americas, New York, NY 10105 with the exception of certain accounts, books and other documents which are kept by the Registrant’s custodian, JPMorgan Chase Bank, N.A., 4 Chase Metrotech Center, Floor 16, Brooklyn, New York, 11245 and registrar and shareholder servicing agent, DST Systems, Inc., P.O. Box 419324, Kansas City, Missouri, 64141-6324.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

The Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the question of removal of a director, if requested to do so by the holders of at least 10% of the Fund’s outstanding shares, and that it will assist communication with other shareholders as required by Section 16(c) of the Investment Company Act of 1940.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, as of the 5th day of July, 2017.

FIRST EAGLE VARIABLE FUNDS

By:	/s/ MEHDI MAHMUD
MEHDI MAHMUD
PRESIDENT

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ LISA ANDERSON*	Trustee	July 5, 2017
(LISA ANDERSON)

/s/ JOHN P. ARNHOLD*	Trustee	July 5, 2017
(JOHN P. ARNHOLD)

/s/ JEAN-MARIE EVEILLARD*	Trustee	July 5, 2017
(JEAN-MARIE EVEILLARD)

/s/ CANDACE K. BEINECKE*	Trustee	July 5, 2017
(CANDACE K. BEINECKE)

/s/ JEAN D. HAMILTON*	Trustee	July 5, 2017
(JEAN D. HAMILTON)

/s/ JAMES E. JORDAN*	Trustee	July 5, 2017
(JAMES E. JORDAN)

/s/ WILLIAM M. KELLY*	Trustee	July 5, 2017
(WILLIAM M. KELLY)

/s/ PAUL J. LAWLER*	Trustee	July 5, 2017
(PAUL J. LAWLER)

/s/ JOSEPH MALONE*	Chief Financial Officer	July 5, 2017
(JOSEPH MALONE)

*By:	/S/ SUZAN AFIFI
Suzan Afifi
Power-of-Attorney
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EXHIBIT INDEX

(g)(1)	Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A.
(h)(2)	Fund Services Agreement between the Registrant and JPMorgan Chase Bank, N.A.
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